SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	BlackRock 2038 Municipal Target Term Trust

Address of Principal Business Office:

100 Bellevue Parkway

Wilmington, Delaware 19809

Telephone Number:

(800) 882-0052

Name and address of agent for service of process:

John M. Perlowski

50 Hudson Yards

New York, New York 10001

With copies of Notices and Communications to:

Margery K. Neale, Esq.

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Sole Trustee, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of New York in the State of New York on the 23rd day of June, 2023.

BLACKROCK 2038 MUNICIPAL TARGET TERM TRUST

By:	/s/ John M. Perlowski
John M. Perlowski
Sole Trustee, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Attest:	/s/ Janey Ahn
Janey Ahn